Exhibit 4.12

DATED	5 FEBRUARY 2015

(1)	BIOMARIN FALCONS B.V.

(2)	PROSENSA HOLDING N.V.

ASSET PURCHASE AGREEMENT
in relation to the all assets and liabilities of
PROSENSA HOLDING N.V.

TABLE OF CONTENTS

Page

1.	INTERPRETATION	2
2.	SALE AND PURCHASE	2
3.	PURCHASE PRICE	3
4.	CLOSING	3
5.	TAX	4
6.	SUBSIDIARY SHARES	4
7.	CONTRACTS	4
8.	PROSENSA INTELLECTUAL PROPERTY RIGHTS AND PROSENSA KNOW-HOW	5
9.	EMPLOYEES	6
10.	LOANS AND GUARANTEES	6
11.	WRONG BOX ASSETS AND AMOUNTS RECEIVED IN ERROR	7
12.	BUYER'S INDEMNITY	7
14.	COVENANTS	8
15.	LIQUIDATION	9
16.	VALUE ADDED TAX	10
17.	MISCELLANEOUS	11

THIS AGREEMENT (this "Agreement") is made on 5 February 2015

BETWEEN

(1)
BIOMARIN FALCONS B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam and its offices at Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands, registered under number 61921599 (the "Buyer"); and

(2)
PROSENSA HOLDING N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Leiden and its offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands, registered under number  28076693(the "Seller").

The parties to this Agreement are hereinafter collectively referred to as the "Parties" and individually also as a "Party".

INTRODUCTION

(A)
The Seller, the Buyer and BioMarin Pharmaceutical Inc. have entered into a purchase agreement dated 23 November 2014 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Buyer, together with BioMarin Giants B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, with office address at Barbara Strozzilaan 201, 1083 HN Amsterdam, the Netherlands, registered under number 62046241, has made a tender offer for all the outstanding ordinary shares with a nominal value of EUR 0.01 each of the Seller (the "Shares"), in exchange for (i) USD 17.75 per Share, in cash, without interest (the "Cash Consideration") and (ii) one contingent value right (a "CVR") which shall represent the right to receive the Milestone Payments (as defined in the Contingent Value Rights Agreement entered into between Parent, Buyer and a rights agent selected by Parent with the Seller’s prior approval), if any, at the times provided for in the Contingent Value Rights Agreement, per Share, without interest (the Cash Consideration together with one CVR, the "Offer Consideration", such tender offer, the "Offer").

(B)
Simultaneously with the entering into by the Seller of the Purchase Agreement, the management board of the Seller (the "Management Board") and the supervisory board of the Seller (the "Supervisory Board" and, together with the Management Board, the "Boards") have resolved to approve the sale and transfer of the Assets and Liabilities to the Buyer and the entry into this Agreement on the Buyer's request.

(C)
At an extraordinary general meeting of shareholders held on 13 January 2015, the shareholders of the Seller have approved, among other things, the sale and transfer of the Assets and Liabilities of the Seller to the Buyer and the dissolution (ontbinding) and subsequent liquidation (vereffening) of the Seller in accordance with article 2:19 of the DCC.

(D)	Following the closing of the Offer and the Subsequent Offer Period, the Parties after due and careful consideration have decided to pursue the Asset Sale.

(E)	The Seller wishes to sell and transfer an d the Buyer wishes to purchase and accept the Assets and Liabilities on the terms and subject to the conditions set out in this Agreement (the "Transaction").

(F)	The Parties wish to set forth in this Agreement their respective rights and obligations in respect of the Transaction.

(G)
The Seller has complied with its obligations under the Dutch Works Council Act (Wet op de Ondernemingsraden) and SER Merger Code (SER Fusiegedragsregels) and any similar laws or regulations of any jurisdiction other than the Netherlands (to the extent applicable).

IT IS AGREED AS FOLLOWS:

1.	INTERPRETATION

1.1
In addition to terms defined elsewhere in this Agreement, the definitions and other provisions in Schedule 3 (Interpretation) apply throughout this Agreement. Capitalized words and expressions used in this Agreement but not otherwise defined herein shall have the meaning ascribed to such words and expressions in the Purchase Agreement.

1.2	This Agreement shall include the recitals and Schedules to this Agreement, each of which constitutes an integral part of this Agreement.

1.3	References in this Agreement to:

(A)	Clauses, subclauses and Schedules are to the clauses and subclauses of, and schedules to, this Agreement and include the matters referred to in such clauses, subclauses and schedules;

(B)
statutes, acts and the like of whatever jurisdiction shall include any amendment, modification, re-enactment or extension thereof and any orders, regulations, instruments or other subordinate legislation made there under in force from time to time, except as otherwise specified;

(C)	the masculine gender shall include the feminine gender and neuter and vice versa;

(D)	the singular shall include the plural and vice versa; and

(E)	persons shall include individuals and corporate entities, firms, unincorporated or incorporated associations, co-operatives, foundations, partnerships and other legal entities.

1.4	The headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	Whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

2.	SALE AND PURCHASE

2.1
By and subject to the terms of this Agreement, the Seller hereby sells and agrees to transfer or assign (as the case may be) to the Buyer or its designated Affiliates, at Closing, and the Buyer (also on behalf of its designated Affiliates) hereby purchases and agrees to accept or assume (as the case may be) at Closing, the Assets and Liabilities.

2.2
To the extent not explicitly transferred or assigned and accepted or assumed otherwise in accordance with this Agreement, any transfer or assignment (as the case may be) by the Seller to the Buyer or its designated Affiliates and the acceptance or assumption (as the case may be) by the Buyer or its designated Affiliates of any and all assets and liabilities to be transferred or assigned (as the case may be) by the Seller and accepted or assumed (as the case may be) by the Buyer or its designated Affiliates in accordance with this Agreement will take place without any further action being required at, and have effect  as per, Closing.

2.3
Subject to and at Closing, the economic benefit and risk of the Assets and Liabilities will pass to the Buyer, without any carve-outs or exceptions (other than expressly provided for in this Agreement).

3.	PURCHASE PRICE

3.1	The aggregate consideration for the Assets and Liabilities (the "Purchase Price") shall be:

(A)
a note payable (the "Note Payable") from Buyer or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Closing which Note Payable shall be pre-payable without penalty or premium but shall require Buyer to pay to the Seller an amount of the Note Payable equal to the sum of the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period plus the Cash Consideration multiplied by the number of outstanding Shares accepted by BioMarin Giants in the Offer (the "Aggregate Cash Amount") to be paid or satisfied (as the case may be):

(1)
in respect of the portion of the Aggregate Cash Amount that is equal to the amount of available unrestricted cash of the Seller as set forth on the Seller's balance sheet as of immediately prior to Closing (the "Seller Net Cash Amount"), if any, by way of set-off against the Seller's obligation to deliver the Seller Net Cash Amount to the Buyer at Closing as part of the Business; and

(2)	in respect of the remainder of the Aggregate Cash Amount, if any, in cash.

If and to the extent the Seller Net Cash Amount exceeds the Aggregate Cash Amount (the "Seller Excess Cash"), the Seller shall transfer the Seller Excess Cash to the Buyer or its designee as part of the transfer of the Assets and Liabilities pursuant to this Agreement; and

(B)
a note (the "Convertible Note") from Buyer convertible into an aggregate amount of CVRs equal to the total number of outstanding Shares as of the Closing (which Convertible Note shall be prepayable without penalty or premium but shall require Buyer to distribute to the Seller (or to such persons as designated by the Seller) a number of CVRs equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period (such CVRs: the "Aggregate Minority CVRs").

3.2
Any liabilities that are part of the Assets and Liabilities and that cannot be transferred will remain with the Seller, and the Buyer will indemnify and hold harmless the Seller in respect of those liabilities in accordance with Clause 12.1.

3.3
The Buyer shall procure that the Purchase Price shall be sufficient to pay to the holders of the Shares not tendered in the Offer or the Subsequent Offering Period, for each issued and outstanding Share held by each such Shareholder (each a "Remaining Shareholder"), an amount of cash and CVRs that is equal to the Offer Consideration, without interest and less any applicable Dutch dividend withholding tax (dividendbelasting) or other Taxes, if any.

4.	CLOSING

4.1
Closing shall take place at the offices of the Buyer's Lawyers. Subject to Clause 4.2, Closing shall take place on February 11, 2015 or as soon as practicable thereafter or at such other time and on such other date as the Seller and the Buyer may agree.

4.2
At Closing each Party shall do, or procure to be done, those things respectively listed in relation to it or its Group in Schedule 4 (Closing). The Parties shall use their best efforts to procure that each of the steps set out in Schedule 4 (Closing) occurs on the same Business Day. In the event that not all of the steps set out in Schedule 4 (Closing) can be completed on the same Business Day, Parties may agree that Closing shall be completed as far as practicable and any remaining steps shall occur as soon as possible thereafter provided that Closing shall be deemed to have occurred for all purposes of this Agreement on the date the Purchase Price has been paid.

4.3
Subject to Clause 4.2, none of the Parties shall be obliged to complete the sale and purchase of the Assets and Liabilities unless all things set out in Schedule 4 (Closing) have been done on or prior to Closing. This subclause shall not, however, prejudice any rights or remedies available to any Party in respect of any default on the part of the other Party.

4.4
The Notary is a civil law notary with Buyer’s Lawyers. The Seller acknowledges that it is aware of the provisions of the Ordinance Containing Rules of Professional Conduct and Ethics (Verordening beroeps- en gedragsregels) of the Royal Professional Organization of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie). The Seller acknowledges and agrees that Buyer’s Lawyers may advise and act on behalf of the Buyer and its Group with respect to the Deeds of Transfer, this Agreement and to any agreements and/or any disputes related to or resulting from this Agreement.

5.	TAX

Subject to Closing occurring, the provisions of Schedule 6 (Tax Matters) will apply.

6.	SUBSIDIARY SHARES

At Closing, the Seller shall transfer (leveren) and the Buyer shall accept the Subsidiary Shares, which transfer shall be effected by execution of a deed of transfer or deeds of transfer or other similar instruments required under Applicable Laws, substantially in the form attached hereto in Schedule 5 (Deeds of Transfer).

7.	CONTRACTS

7.1
Subject to the provisions of this Clause 7, the Seller hereby assigns with effect as of Closing  to the Buyer (or its designated Affiliates, which in case of any operational Contracts as set out in Schedule 7 will be Prosensa Therapeutics B.V. and all such Contracts will be assigned to Prosensa Therapeutics B.V. with effect as of Closing), and the Buyer (also on behalf of its designated Affiliates) hereby accepts or assumes (as the case may be) with effect as of Closing, all of the present and future rights, benefits and obligations of the Seller under the Contracts by way of transfer of contract (contractsoverneming) in accordance with article 6:159 of the DCC or the equivalent thereof under the relevant law governing such Contract. Unless explicitly agreed otherwise in respect of any Contracts in this Agreement, the absence of any third party consent required for such assignment shall not hold up Closing.

7.2
The Parties have obtained or will use best efforts to obtain prior to the Closing the consent of the relevant insurers under the director and officer (D&O) Insurance Policies taken on by the Seller in respect of the assignment of the director and officer (D&O) Insurance Policies to Buyer. Notwithstanding Clause 7.1, the assignment of the director and officer (D&O) Insurance Policies will occur at the date as agreed between the Parties.

7.3	The Parties will inform the counterparties to the Contracts (the "Counterparties" or a "Counterparty") of the Transaction as soon as practicable after Closing.

7.4	If and to the extent a Counterparty has notified the Seller of its objections against the transfer of its rights and obligations under the relevant Contract:

(A)
to the extent permitted under the relevant Contract, the Seller shall assign the rights under the relevant Contract to the Buyer or the designated Affiliate in consideration of the Buyer or the designated Affiliate acting as the Seller's subcontractor, and performing all the obligations of the Seller under the Contract to be discharged after Closing;

(B)	until the obligations under the Contract may be transferred, the Seller shall (so far as it lawfully may):

(1)	give all reasonable assistance to the Buyer or the designated Affiliate (at the Buyer's request and expense) to enable the Buyer or the designated Affiliate to enforce its rights under the Contract;

(2)
at the Buyer's request, use its best efforts with the cooperation of the Buyer and the designated Affiliate to obtain the consent of the Counterparty to transfer the obligations under the relevant Contract; and

(3)	promptly transfer to the Buyer or the designated Affiliate any amounts received under the relevant Contract; and

(C)
to the extent it is not permitted under the relevant Contract for the Buyer or the designated Affiliate to act as the Seller's subcontractor, the Seller shall be entitled to terminate the relevant Contract, provided that in each case the Buyer shall indemnify the Seller Indemnified Parties against any and all liabilities, costs, claims and damages made after Closing arising from or in connection with such Contracts in accordance with Clause 12.1.

7.5	The Seller shall promptly refer to the Buyer all inquiries relating to the Business and assign to the Buyer all orders relating to the Business which the Seller may receive after Closing.

7.6	The obligations of the Seller under this Clause 7 shall in any event end upon the end of the Liquidation, if any.

8.	PROSENSA INTELLECTUAL PROPERTY RIGHTS AND PROSENSA KNOW-HOW

8.1
It is acknowledged by the Parties that the legal and beneficial interests in any Intellectual Property Rights held by the Seller has previously been assigned to and are held by Prosensa Technologies B.V. and Prosensa Therapeutics B.V., respectively. To the extent that the Seller as at Closing would hold legal title to any Intellectual Property Rights and Know How, such legal title will be assigned to Prosensa Technologies B.V. as per, and with effect as of, Closing. At Closing, the Seller shall sign the certificate of transfer in the Agreed Form, as set forth in Schedule 2 (Certificate of Transfer.

8.2
To the extent that any Prosensa Intellectual Property and Prosensa Know-How is under license or other agreement from a third party and such license or other agreement cannot be effectively assigned to Buyer’s designated Affiliates except by an agreement with or consent to the assignment of the third party concerned:

(A)
the Seller shall use best efforts to take all action necessary to procure that before or as soon as possible after Closing a new agreement is entered into with the appropriate third parties to ensure that Buyer’s designated Affiliate and not the Seller is entitled to use such Prosensa Intellectual Property Rights and Prosensa Know-How; and

(B)	until such new agreement has been entered into, the Seller shall (if and to the extent allowed under the license or other agreement):

(1)	continue to perform the obligations of the relevant agreement for the Buyer’s designated Affiliate and

(2)	give all reasonable assistance to the Buyer’s designated Affiliate to enable it to enforce its rights under the relevant agreements.

8.3
The Buyer or its designated Affiliate shall assume as per Closing the obligations in respect of the Prosensa Intellectual Property Rights and Prosensa Know-How from the Seller and the Buyer or its designated Affiliate shall indemnify and hold harmless the Seller Indemnified Parties against any and all liabilities, costs, claims and damages arising from or in connection with such Prosensa Intellectual Property Rights and Prosensa Know-How in accordance with Clause 12.1.

8.4
The Seller shall deliver to the Buyer’s designated Affiliate the possession (bezitsverschaffing) of all documentation and carriers belonging to the Prosensa Know-How within 10 Business Days after the Parties sign the Certificate of Transfer.

8.5	The Seller acknowledges that the Prosensa Know-How is confidential and secret; it shall keep such strictly confidential and shall not disclose it to any third party.

8.6	The obligations of the Seller under this Clause 8 shall in any event end upon the end of the Liquidation, if any.

9.	EMPLOYEES

The Seller does not have any employees.

10.	LOANS AND GUARANTEES

10.1	Debtor and creditor balances in the ordinary course of trade

Following Closing, all debtor and creditor balances arising in the ordinary course of trade between the Seller and any Subsidiary shall be settled in the ordinary course of business.

10.2	Guarantees and indemnities

The Buyer shall procure that on or as soon as practicable after Closing the Seller is released from:

(A)
the guarantees and indemnities given by it in respect of obligations of any Subsidiary and, pending such release, the Buyer shall indemnify the Seller Indemnified Parties against all liabilities under those guarantees and indemnities; and

(B)
any claims, liabilities (whether contingent or not), contracts, commitments or arrangements, with any Subsidiary, and the Buyer shall indemnify the Seller against all liabilities the Seller may incur in respect hereof.

10.3	Set-off

Any payment obligations under this Clause 10 shall, to the extent possible, be discharged by way of set-off (verrekening).

11.	WRONG BOX ASSETS AND AMOUNTS RECEIVED IN ERROR

11.1
From time to time the Parties shall review the composition of any assets and liabilities that remained with the Seller with a view to transferring these assets or liabilities (the "Wrong Box Assets"). So far as permitted by Applicable Laws and subject to the receipt of all relevant regulatory approvals, any Wrong Box Asset shall be promptly transferred or assigned to the Buyer or its designated Affiliates and accepted or assumed by the Buyer or its designated Affiliates, for no further consideration, and shall be managed for the Buyer or its designated Affiliates pending the transfer or assignment.

11.2
All amounts received by the Seller after Closing in respect of the Business, including any repayment of Taxes, and which are not otherwise transferred to the Buyer pursuant to this Agreement shall be paid by the Seller to the Buyer (or as the Buyer so directs) as soon as possible after they are received by the Seller.

12.	BUYER'S INDEMNITY

12.1
Subject to Closing occurring, the Buyer hereby undertakes to indemnify and hold harmless the Seller for and against any damages, liabilities, losses, costs (including adviser fees) and fines (collectively "Losses") actually incurred by the Seller arising directly or indirectly from any Assets and Liabilities or the Business (including, for the purposes of this indemnity, the NASDAQ listing agreement or any other agreement excluded from the definition of Contracts), but excluding any Losses related to Taxes. The provisions of Schedule 6 (Tax Matters) shall come into effect at Closing.

12.2
The Buyer hereby undertakes to indemnify and hold harmless, by way of irrevocable third party stipulation for no consideration, each current and future member of the Boards as well as the Liquidator (each of them an "Indemnified Party") against Losses actually incurred by such Indemnified Party in that capacity arising directly or indirectly from the performance of the Seller's obligations hereunder), including for the avoidance of doubt, any such Losses arising, accruing or incurred after Closing to the extent they relate to the Transaction or the liquidation process of the Seller, in each case:

(A)
excluding any Losses arising, accruing or incurred as a result of a breach of its obligations under this Agreement or the Purchase Agreement, or fraud by such Indemnified Party, as finally established by a court decision or settlement agreement; and

(B)	except to the extent covered by insurance and actually paid out pursuant to any insurance taken out for the benefit of an Indemnified Party; and

(C)
excluding any Losses incurred by such Indemnified Party in his capacity as a holder of Shares, including without limitation any withholding taxes and other taxes on any liquidation distributions to such Indemnified Party as part of the Liquidation, provided that the Buyer will have sole control over any litigation relating to any Losses for which the Indemnified Party is seeking to be indemnified hereunder, including over any correspondence, negotiations and other communications with third parties that could potentially result in litigation, and provided that the Indemnified Party will not take any action that may prejudice or affect the position in litigation without the Buyer's prior written consent.

13.	THIRD PARTY CLAIMS

13.1
If a third party initiates a claim against the Seller, issues attachments (beslag) on assets of the Seller or otherwise takes actions against the Seller in respect of any claim which the Buyer assumed or for which the Buyer indemnified the Seller hereunder, then the Buyer will as soon as practically possible following a first written notice by the Seller assume the defence of and liability in respect of such claim and exclusively be responsible for the conduct of any appeal, dispute, compromise or defence of such claim.

13.2
With respect to the litigation captioned Singh v. Schikan, et al., No. 14-cv-05450-NRB, in the U.S. District Court for the Southern District of New York (the “Singh Claim”), with effect as of Closing the Buyer shall assume the Seller’s defence of and any liability of the Seller in respect of the Singh Claim, and the Buyer shall exclusively be responsible for the conduct of any appeal, dispute, compromise or defence on behalf of the Seller of the Singh Claim.

14.	COVENANTS

14.1	Covenants of the Seller

The Seller covenants with the Buyer that:

(A)
it will execute and do, or use its best efforts to procure to be executed and done by any other relevant party, as the case may be, all such deeds, documents, acts and things as the Buyer may from time to time require in order to transfer the Assets and Liabilities and/or any individual asset, Prosensa Intellectual Property Right, liability (whether contingent or not), obligation, and/or Contract to the Buyer or its designated Affiliates, or as otherwise may be necessary to give full effect to this Agreement;

(B)
it will execute and do, or use its best efforts to procure to be executed and done by any other relevant party, as the case may be, all such deeds, documents, acts and things as the Buyer may from time to time require in order to allow it or any of the Subsidiaries to (re)register any Intellectual Property Right transferred by the Seller to any Subsidiary in its or their name; and

(C)	it will use its best efforts to procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as may be necessary to give effect to this Agreement.

14.2	Covenants of the Buyer

The Buyer covenants with the Seller that:

(A)
it will execute and do, or use its commercially reasonable efforts to procure to be executed and done by any other relevant party, as the case may be, all such deeds, documents, acts and things as the Seller may from time to time require in order to accept and assume the Assets and Liabilities and/or any individual asset, liability (whether contingent or not), obligation and/or Contract from the Buyer, or as otherwise may be necessary to give full effect to this Agreement;

(B)
it shall retain for such period as may be prescribed by Applicable Law, all books, records and other written information relating to the Business and, to the extent reasonably required by the Seller or the members of the Boards for the fulfilment of their legal obligations under applicable law, upon reasonable written notice, provide the Seller or the members of the Boards reasonable access during normal office hours to such books, records and other information; and

(C)
following and subject to Closing, it shall arrange for adequate steps and/or a transaction or a series of transactions as specified by the Buyer to result in the payment to the then-existing Remaining Shareholders of the Shareholder Distribution(s).

15.	LIQUIDATION

15.1
In connection with the dissolution and liquidation of the Seller in accordance with paragraph 5 of Schedule 4 (Closing), it is currently envisaged that, as soon as possible after Closing but prior to filing a final distribution plan with the Commercial Register of the Netherlands Chamber of Commerce in accordance with paragraph 4 of the article 2:23b of the DCC in the manner contemplated by the Liquidator, the Seller will make one or more advance liquidation distributions. The advance liquidation distributions together with any final liquidation distribution will result in the distribution:

(A)
to the holders of the Shares not tendered in the Offer or the Subsequent Offering Period of the Aggregate Cash Amount and the Aggregate Minority CVRs, minus any applicable Dutch dividend withholding tax in accordance with Clause 15.2 and any other applicable Taxes;

(B)
to BioMarin Giants of (i) an amount equal to the Cash Consideration multiplied by the number of Shares accepted by BioMarin Giants in the Offer plus (ii) a number of CVRs equal to the number of Shares accepted by BioMarin Giants in the Offer; and

(C)
to the Buyer of (i) an amount equal to the Cash Consideration multiplied by the number of Shares accepted by the Buyer in the Offer or the Subsequent Offering Period plus (ii) ) a number of CVRs equal to the number of Shares accepted by the Buyer in the Offer or the Subsequent Offering Period,

(the "Shareholder Distribution(s)") and no assets (baten) remaining after such Shareholder Distribution(s). Parties agree that any Shareholder Distribution(s) to the Buyer to the extent possible shall be made by way of set-off against the payment obligation of the Buyer under the Note Payable and the Convertible Note.

15.2
Parties acknowledge that, except with respect to payments to holder of Shares that are eligible for an exemption or reduction at source, if any, and that timely and validly claim such exemption or reduction, as the case may be, the Seller will have to withhold 15% Dutch dividend withholding tax (dividendbelasting) with respect to the Shareholder Distribution(s), to the extent the (aggregate) fair market value of such Shareholder Distribution(s) per Share, determined in Euros against the then applicable exchange rate for US dollars to Euros, exceeds the average paid-in capital per Share as recognized for Dutch dividend withholding tax purposes. The Seller confirms to the Buyer that the average paid-in capital per Share as recognized for Dutch dividend withholding tax purposes as of the date of this Agreement amounts to approximately EUR 3.32, but that no decision (beschikking) within the meaning of article 13 of the 1965 Dividend Tax Act (Wet op de dividendbelasting 1965) has been obtained. Parties acknowledge that, based on this amount, the dividend tax will be due on the difference between the (aggregate) then fair market value of the Shareholder Distribution(s) per Share, determined in Euros, minus approximately EUR 3.32 and agree that the dividend tax on the total Shareholder Distribution(s) will be withheld from the cash portion thereof.

15.3
Promptly following a Shareholder Distribution, the Seller shall deliver to Buyer such information related to each holder of Shares receiving CVRs as reasonably requested by Buyer for purposes of enabling the Rights Agent to update the CVR Registry (as defined in the Contingent Value Rights Agreement), including the name and address of such holders and the number of CVRs distributed to such holders. The Seller shall also, as promptly as practicable following the Shareholder Distribution(s), with the assistance of the Buyer, wind up its affairs, satisfy all valid claims of creditors and others having claims against the Seller and effectuate liquidation, all in full compliance with applicable laws.

15.4	The Buyer shall:

(A)
assist the Seller and the Liquidator to effect the Liquidation and take all actions reasonably requested by the Seller for such purpose, including by granting Seller and the Liquidator reasonable access to the Business and providing such other assistance as the Seller or the Liquidator may reasonably request;

(B)
assist the Seller to effect the Shareholder Distribution(s) as soon as practicable after the Closing and prior to the commencement of the opposition period related to the Liquidation, including by undertaking to pay or discharge all outstanding debts, liabilities and claims that are assumed by the Buyer or its designated Affiliates under this Agreement;

(C)	give certain statements and explanations to the Liquidator regarding (inter alia) the Buyer's financial position and the Buyer's obligations vis-à-vis the Seller Indemnified Parties after Closing; and

(D)	assist the Seller and the Liquidator with any other reasonable requests and requirements.

16.	VALUE ADDED TAX

16.1
If at the time of the Transaction the Seller and the Buyer do not form a fiscal unity (fiscale eenheid) within the meaning of article 7, paragraph 4 of the DVATA, the Seller and the Buyer intend that article 37d of the DVATA shall apply to the Transaction and agree to use all commercially reasonable efforts to ensure that the Transaction is treated as neither a supply of goods, nor a supply of services under the DVATA.

16.2	If, other than as currently is expected by the Parties, any VAT is payable in connection with the Transaction and the DTA have confirmed this in writing:

(A)	the Seller shall deliver to the Buyer a proper VAT invoice (or equivalent, if any) in respect thereof together with a copy of the written confirmation from the DTA;

(B)	the Buyer shall pay this VAT to the Seller within five Business Days following receipt of such invoice;

(C)	upon receipt of such payment from the Buyer, the Seller shall pay this VAT to the DTA; and

(D)
in the event that the Seller had already delivered to the Buyer an invoice without VAT on the basis of clause 16.1 above, in relation to the sale of the Assets and Liabilities, deliver a credit-invoice to the Buyer and replace this invoice with a new valid VAT invoice(s) or issue an additional invoice(s) which refer(s) to the original invoice for the amount of the VAT payable.

16.3
The Seller shall in connection with the Liquidation and in consultation with the Buyer be entitled to obtain certainty by means of entering into an arrangement with the DTA on its obligations to retain and preserve any VAT records relating to the period during which the Seller owned the Assets and Liabilities, including a request that the Seller is entitled to transfer such obligations to the Buyer. The Buyer shall be kept informed by the Seller of the negotiations with the DTA, such that any observations and suggestions by the Buyer, to the extent they are reasonable, can be reflected in time in the negotiations and agreement with the DTA. Upon approval from the DTA, the Buyer shall preserve such VAT records in accordance with this arrangement for a period of seven years from Closing, or such longer period as may be prescribed by applicable law, regulations, orders and statutes and in such a manner that the Seller meets its obligations to retain and preserve VAT records as agreed between Seller and the DTA and permit the Seller and the Liquidator, on the Seller or the Liquidator giving reasonable notice, access during normal office hours to them where reasonably required for Taxation purposes. If the Seller does not elect to enter into such arrangement with the DTA, the Seller shall retain the records referred to in article 34 and 34a of the DVATA and accordingly shall:

(A)	preserve the records in the Netherlands for such period as may be required by law;

(B)	so long as it preserves the records permit the Buyer reasonable access to them to inspect or make copies of them; and

(C)	not at any time cease to preserve the records without giving the Buyer a reasonable opportunity to inspect and remove such of them as the Buyer wishes.

17.	MISCELLANEOUS

17.1	Cost and expenses

Except as explicitly stated otherwise in this Agreement, the Buyer shall bear all costs and expenses incurred by any of the Parties in respect of the preparation and execution of this Agreement and the preparation and implementation of the Transaction (including the costs of carrying out the Liquidation and advisers' fees in connection therewith).

17.2	Notices

All notices, consents, waivers and other communications under this Agreement must be in writing in English and delivered by hand or sent by registered mail, express courier or a PDF-document sent by e-mail to the appropriate addresses and email addresses set out below. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered mail or express courier, or at the time of successful transmission, if delivered by email.

To the Buyer:

BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949
Attention: Chief Executive Officer

with a copy, which shall not constitute notice, to:

BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949
Attention: General Counsel

To the Seller:

Prior to dissolution of the Seller commencing:

Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden
The Netherlands
Attention: Management Board

After commencement of the dissolution of the Seller:

Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden
The Netherlands
Attention: Stichting Prosensa as Liquidator

with a copy, which shall not constitute notice, to:

BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949
Attention: General Counsel

17.3	Assignment

(A)	Except as permitted under Clause 17.3, none of the Parties may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties.

(B)
The Buyer is entitled to assign any and all of its rights and obligations under this Agreement to any of its Affiliates. In the event of such assignment, this Agreement shall, insofar as it refers to the Buyer, apply mutatis mutandis to the designated assignee. The Buyer shall remain jointly and severally liable with the designated assignee for the proper performance of any obligations assigned to the designated assignee under this Clause 17.3.

17.4	No Rescission

To the extent permitted by applicable law, the Parties waive their right to rescind (ontbinden) this Agreement or to request the nullification (vernietiging), amendment (wijziging) or rescission (ontbinding) of this Agreement in legal proceedings.

17.5	Partial Invalidity

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable. The interpretation of the replacing provisions shall be as close as possible to the intent of the invalid or unenforceable provision.

17.6	Entire Agreement; Amendment; No Third Party Rights

This Agreement constitutes the entire agreement between the Parties with respect to the Transaction. This Agreement supersedes any and all earlier agreements, either verbally or in writing, between the Parties in relation to the Transaction. This Agreement shall only be amended or supplemented in writing. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Parties any rights under or by reason of this Agreement and this Agreement does not create any third party stipulation (derdenbeding).

17.7	Further Assurances

Each Party shall, at its own cost and expense, execute and do (or procure to be executed and done) all such deeds, documents, acts and things as the other Party may from time to time reasonably require in order to give full effect to this Agreement.

17.8	Counterparts

This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each Party and delivered (by electronic communication, facsimile or otherwise) to the other Party.

17.9	Governing Law and Jurisdiction

(A)	This Agreement is governed by the laws of the Netherlands.

(B)
All disputes arising in connection with this Agreement shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute, including the possibility of arbitral summary proceedings (arbitraal kort geding). The place of arbitration shall be Amsterdam. The arbitral tribunal shall be composed of three arbitrators. The arbitral tribunal shall decide in accordance with the rules of law. The arbitral procedure shall be conducted in English.

SIGNATORIES

This agreement has been signed by the Parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

PROSENSA HOLDING N.V.

By:	/s/ Scott Clarke
	Name:	Scott Clarke
	Title:	Director

PROSENSA HOLDING N.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Director

BIOMARIN FALCONS B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director

SCHEDULE 1

SUBSIDIARIES

Part 1
The Subsidiary Shares

Subsidiaries	Shareholding

Prosensa Therapeutics B.V.	100%

Prosensa Technologies B.V.	100%

Polybiotics B.V.	100%

Prosensa Inc.	100%

Part 2
List of Subsidiaries

1.	Prosensa Therapeutics B.V.

2.	Prosensa Technologies B.V.

3.	Polybiotics B.V.

4.	Prosensa Inc.

SCHEDULE 2

PROSENSA INTELLECTUAL PROPERTY RIGHTS AND PROSENSA KNOW-HOW CERTIFICATE OF TRANSFER

BETWEEN

(1)
Prosensa Technologies B.V., a private company with limited liability organized and existing under the laws of the Netherlands, having its corporate seat in Leiden, the Netherlands, with office address at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands, registered with the Commercial Register of the Netherlands Chamber of Commerce under number 28114300 ("Transferee"); and

(3)
Prosensa Holding N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Utrecht, the Netherlands (the "Transferor").

STATE THE FOLLOWING:

Pursuant to an Asset Purchase Agreement, dated 5 February 2015, between BioMarin Falcons B.V. and Transferor to which this Schedule 2 is attached (the "APA"), Transferor has agreed to transfer or assign (as the case may be) to the Transferee legal title to the Prosensa Intellectual Property Rights (as defined in the APA) and Prosensa Know-How (as defined in the APA), which has been accepted by Transferee in the APA. Transferor hereby transfers or assigns (as the case may be) to the Transferee legal title to the Prosensa Intellectual Property Rights and Prosensa Know-How, which include but are not limited to those Prosensa Intellectual Property Rights and Prosensa Know-How listed below, which transfer and assignment Transferee hereby accept. It is acknowledged by Transferor and Transferee that the beneficial interest of the Prosensa Intellectual Property Rights and Prosensa Know-How transferred or assigned hereunder is held by Prosensa Therapeutic B.V. This transfer and assignment includes where applicable priority rights pertaining to the rights concerned and registrations ensuing from any applications, as well as the right to take legal action – included but not limited to claiming damages – against any infringement, whether it occurred or started prior to or subsequent to the date of this Certificate of Transfer.

Rights to be transferred include, but are not limited to:

[to be finalized prior to Closing]

SIGNED by:	)
For and on behalf of	)
Prosensa Holding	)

SIGNED by:	)
For and on behalf of	)
Prosensa Technologies	)

For acknowledgement

SIGNED by:	)
For and on behalf of	)
Prosensa Therapeutics	)

SCHEDULE 3

INTERPRETATION

In this Agreement:

"Accounts Payable" means the liability for (a) any amounts due or payable by the Seller relating to the period before Closing, (b) any amounts which become due or payable by the Seller after Closing in connection with goods supplied or services performed prior to Closing, (c) any interest payable on such amounts and (d) all securities, guarantees, indemnities and rights relating to those amounts.

"Accounts Receivable" means the rights to (a) any amounts due or payable to the Seller relating to the period before Closing, (b) any amounts which become due or payable to the Seller after Closing in connection with goods supplied or services performed prior to Closing, (c) any interest payable on such amounts and (d) the benefit of all securities, guarantees, indemnities and rights relating to those amounts.

"Affiliates" means in relation to any Party, any person belonging to the same group as such Party as defined in article 2:24b DCC from time to time, provided that at no time will Seller be considered an Affiliate of the Buyer (or vice versa).

"Aggregate Cash Amount" has the meaning ascribed to it in Clause 3.1(A);

"Aggregate Minority CVRs" has the meaning ascribed to it in Clause 3.1(B);

"Agreed Form" means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Seller and the Buyer with such changes as the Seller and the Buyer may agree in writing before Closing.

"Applicable Laws" means any and all applicable laws (whether civil, criminal or administrative) including common law, statutes, subordinate legislation, treaties, regulations, rules, directives, decisions, by-laws, orders, notices, demands, decrees, injunctions, guidance, judgments or resolutions of a parliamentary government, quasigovernment, federal, state or local government, statutory, administrative or regulatory body, securities exchange, court or agency in any part of the world which are in force or enacted and are, in each case, legally binding as at the relevant time, and the term Applicable Law will be construed accordingly.

"Assets and Liabilities" means all records, assets and liabilities (including any liability of the Seller in respect of the litigation captioned Singh v. Schikan, et al., No. 14-cv-05450-NRB, in the U.S. District Court for the Southern District of New York) of the Seller as at Closing including: (i) liabilities of the Seller arising, accruing or incurred after Closing to the extent they relate to and/or arise from the Business (including any liability of the Seller in respect of the litigation captioned Singh v. Schikan, et al., No. 14-cv-05450-NRB, in the U.S. District Court for the Southern District of New York); (ii) the Subsidiary Shares; (iii) any TLCF and Actual Tax Liabilities; (iv) the Prosensa Intellectual Property Rights; (v) any properties owned by the Seller; (vi) the benefits and liabilities under the Insurance Policies; (vii) the Accounts Receivable and Accounts Payable; (viii) the Claims Receivable and Claims Payable; (ix) the benefit of any Tax rulings; (ix) the Contracts, and (x) all other assets and liabilities of the Seller (including inter-company receivables of the Seller from any member of its Group and inter-company payables of Seller to any other member of Seller's Group), other than (a) any Seller Excess Cash (until payment thereof to the Buyer in accordance with this Agreement), and (b) any records that must remain with the Seller under statutory (including Tax) obligations.

"Boards" has the meaning ascribed to it in the Introduction under (B).

"Business Day" means a day (other than a Saturday or Sunday) on which banks and NASDAQ are generally open in the Netherlands and in the United States of America for normal business.

"Business" means the business of the Seller as conducted in the period up to Closing.

"Buyer" means Biomarin BioMarin Falcons B.V. or its permitted assignee.

"Buyer's Group" means the Buyer and its Affiliates, including, after Closing, the Subsidiaries.

"Buyer's Lawyers" means Jones Day.

"Cash Consideration" has the meaning set out in the Introduction under (A).

"Claims Payable" means any claims of third parties vis-à-vis the Seller as at Closing.

"Claims Receivable" means any claims of the Seller vis-à-vis third parties as at Closing.

"Closing" means completion of the closing steps as set out in Schedule 4 under 1, 2 and 3.

"Contracts" means (a) any and all agreements, commitments and binding arrangements of the Seller including, but not limited to, the agreements and arrangements set out in Schedule 7 and (b) all offers made by the Seller or by third parties in favor of or to the Seller as at Closing relating to the Business, in each case (a) and (b), including, for the avoidance of doubt, (i) any termination agreements, service contracts and/or management agreements between the Seller and any (former) Board member; and (ii) the Insurance Policies, but  excluding for the avoidance of doubt (m) this Agreement, (n) the NASDAQ listing agreement, (o) the engagement letter with Freeland Corporate Advisors N.V., (p) the agreement with DTC, (q) the asset transfer agreements between the Seller and the Subsidiaries dated 29 July 2008, (r) the agreement with American Stock Transfer & Trust company, and (s) any other agreement explicitly excluded in Schedule 7.

"Convertible Note" has the meaning ascribed to it in Clause 3.1(B).

"Counterparty" or "Counterparties" has the meaning set out in Clause 7.2.

"CVR" has the meaning set out in the Introduction under (A).

"DCC" means the Civil Code of the Netherlands (Burgerlijk Wetboek).

"DCITA" means the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

"Deeds of Transfer" means (i) the notarial deed to be executed by the Notary and (ii) other transfer instruments for the relevant Subsidiary Shares, the Agreed Form of which is attached as Schedule 5 (Deeds of Transfer).

"DTA" means the Dutch Tax Authorities.

"DVATA" means the Dutch Value Added Tax Act 1968 (Wet op de omzetbelasting 1968).

"Government Entity" means any international, European Union, national, provincial or local governmental body, regulatory body or authority exercising an executive, legislative, judicial, regulatory, administrative or other governmental function with jurisdiction in respect of the relevant matter.

"Group" means, in relation to any person or entity, such person or entity and its Affiliates.

"Insurance Policies" means the insurance policies taken out by, or for the benefit of, Seller or any of its Affiliates, including, for the avoidance of doubt, all director and officer (D&O) insurance policies.

"Intellectual Property Rights" means copyrights, design rights, trademarks, trade names, service marks, domain names, patents, data base rights, supplementary protection certificates, moral rights (to the extent assignable) and any other intellectual property rights (whether registered or unregistered) and all applications for any of them, anywhere in the world, or otherwise, as the context may require.

"Know-How" means all factual knowledge and expertise relating to the products and services  developed and produced by a party, which has been accumulated by and under the control of the Seller and is not protected by any Intellectual Property Rights, including product data information consisting of technical descriptions sufficient to allow consistent duplication. This includes process descriptions and any other documentation that define the composition, performance characteristics, production and acceptance procedures, technical descriptions, manufacturing process and quality assurance requirements necessary for manufacture or duplication, in addition to the principles of operation. It also includes all carriers containing such documentation, meaning all movable things (roerende zaken), such as CD-roms and DVDs.

"Liquidator" means Stichting Prosensa.

"Losses" has the meaning ascribed to it in Clause 12.

"Management Board" has the meaning as set out in the Introduction under (B).

"Notary" means a civil law notary (notaris) of Buyer's Lawyers.

"Note Payable" has the meaning ascribed to it in Clause 3.1(A).

"Notification" has the meaning set out in Clause 7.2.

"Offer Consideration" has the meaning set out in the Introduction under (A).

"Offer to Purchase" means the offer to purchase filed with the Securities Exchange Commission by the Buyer for the Offer.

"Offer" has the meaning set out in the Introduction under (A).

"Prosensa Intellectual Property Rights" means the Intellectual Property Rights owned, in-licensed or otherwise controlled, whether directly or indirectly, by the Seller.

"Prosensa Know-How" means the Know-How which has been accumulated by and under the control of the Seller.

"Purchase Agreement" has the meaning ascribed to it in the Introduction under (A).

"Purchase Price" has the meaning ascribed to it in Clause 3.1.

"Relief" means any loss, relief allowance (including amortisation or depreciation), credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any right to repayment of or savings of Tax.

"Remaining Shareholder" has the meaning ascribed to it in Clause 3.3.

"Seller" means Prosensa Holding N.V.

"Seller Net Cash Amount" has the meaning ascribed to it in Clause 3.1.

"Seller Excess Cash" has the meaning ascribed to it in Clause 3.1.

"Seller's Group" means the Seller and its Group but excluding the Buyer's Group.

"Shareholder Distribution(s)" has the meaning ascribed to it in Clause 15.1.

"Shares" has the meaning ascribed to it the Introduction under (A).

"Subsidiaries" means the legal entities listed in Part 2 of Schedule 1 (Subsidiaries).

"Subsidiary Shares" means all shares in Subsidiaries held by the Seller as set out in Part 1 of Schedule 1 (Subsidiaries).

"Supervisory Board" has the meaning ascribed to it in the Introduction under (B).

"Tax Authority" means, any Government Entity, taxing authority or other authority competent to impose or collect any Tax.

"Tax Claim" means any notice, enquiry, demand, assessment, determination, letter or other document issued by a Tax Authority from which it appears that the addressee of such notice may be required to make an actual or suffer a deemed payment of Tax or may suffer the non-availability, loss, reduction or cancellation of a Relief.

"Tax" or "Taxes" means all forms of tax, duties, imposts and levies, of any country or jurisdiction, whether arising by way of a primary liability or by way of a secondary liability, including income tax (including income tax or amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), corporate income tax, advance corporation tax, capital gains tax, capital tax, dividend (withholding) tax, environmental tax, inheritance tax, value added tax, real estate transfer tax, any liability for repayment of unlawful state aid in relation to Tax, customs and other import or export duties, excise duties, stamp duty, reserve tax, bank levy, wage tax, social security or other similar contributions, and any interest, penalty, surcharge or fine relating thereto.

"Tender Offer Statement" means that certain tender offer statement on Schedule TO, filed by BioMarin Pharmaceutical Inc., Buyer and BioMarin Giants B.V. with the U.S. Securities and Exchange Commission on December 12, 2014, as amended or supplemented from time to time.

"TLCF" means any available tax loss carry forward.

"Transaction" means the sale and transfer of the Assets and Liabilities by and from the Seller to the Buyer.

"VAT" means value added taxation or its equivalent in any relevant jurisdiction.

"Wrong Box Assets" has the meaning ascribed to it in Clause 11.1.

SCHEDULE 4

CLOSING

1.
The Seller shall give the Buyer (and the Buyer shall accept) possession of those Assets which are transferable by delivery with the intention that title to those assets should pass to the Buyer by such delivery.

2.	The Seller shall procure the transfer to the Buyer of all of the Assets and Liabilities (to the extent any such Assets and Liabilities can be so transferred) as at Closing, including:

(A)	transferring (to the account nominated by the Buyer prior to the date of Closing) the Seller Excess Cash;

(B)	executing the Certificate of Transfer; and

(C)	executing the Deeds of Transfer.

3.	The Buyer shall satisfy its obligation to pay the Purchase Price by:

(A)	issuing the Note Payable to the Seller; and

(B)	issuing the Convertible Note to the Seller.

4.
Upon completion of the steps set out under paragraph 1, 2 and 3, Closing has occurred, and  the Seller shall procure that the Management Board immediately thereafter shall confirm the sale and with effect of such confirmation the dissolution shall commence and the Liquidator will have been appointed.

5.
As soon as reasonably possible following Closing but after any advance Shareholders Distribution(s) have been made, the Seller shall procure that the Liquidator files a notice of the proposed liquidation and dissolution of the Seller with the Commercial Register of the Netherlands Chamber of Commerce as required under article 2:19(3) of the DCC (and for the period during which the Seller continues to exist for the purposes of the liquidation of its property, proprietary rights and interests, procure that in all documents and announcements of the Seller the words 'in liquidatie' are added to the Seller's name in accordance with article 2:19(5) of the DCC), and that the Liquidator make the public announcement in a newspaper  in accordance with article 2:23b of the DCC.

SCHEDULE 5

DEEDS OF TRANSFER

1.	Deed of transfer in relation to the shares in Prosensa Therapeutics B.V.

2.	Deed of transfer in relation to the shares in Prosensa Technologies B.V.

3.	Deed of transfer in relation to the shares in Polybiotics B.V.

4.	Stock transfer agreement in relation to the shares in Prosensa Inc.

SCHEDULE 6

TAX MATTERS

1.	INTERPRETATION

1.1
This Schedule, unless such words or expressions are defined in this Schedule or the contrary intention otherwise appears, words and expressions defined elsewhere in this Agreement have the same meaning and:

"Actual Tax Liability" means a payment of Tax for which the Seller is held liable including, for the avoidance of doubt, Dutch corporate income tax for which the Seller is liable as a result of the Transaction and any damages, liabilities, losses, costs and expenses in relation to Tax, but excluding any Dutch dividend withholding tax (dividendbelasting) and any other withholding taxes due with respect to the Shareholder Distribution(s); and

"Tax Return" means any correspondence, notice, claim, return, declaration, report and computation relating to Tax.

In this schedule, unless the contrary intention appears, a reference to a paragraph is to a paragraph of this schedule and a reference to a Clause is to a clause of this Agreement.

2.	BUYER'S TAX INDEMNITY

2.1	The Buyer and the Seller agree that the Buyer shall indemnify and hold the Seller harmless (schadeloos stellen) from and against any Actual Tax Liability.

2.2
The amount of any indemnity payment due by the Buyer to the Seller in accordance with paragraph 2.1 will be determined so that it leaves the Seller in the same position as if no Actual Tax Liability had arisen. No payment is due under this paragraph 2 to the extent the Seller has been paid under another clause of the Agreement for the same liability.

2.3
A payment to be made by the Buyer under this Schedule 6 (Tax Matters), if any, shall be made ultimately on the date which is five Business Days prior to the last date on which that payment of Tax may be made in order to avoid incurring a liability to interest or penalties.

3.	CONDUCT OF TAX AFFAIRS

3.1	The Buyer and the Seller agree that the Buyer shall have the sole conduct of the Tax affairs of the Seller and the Subsidiaries following the Transaction.

3.2
The Buyer and the Seller agree that the Seller and the Subsidiaries will make all appropriate filings and elections, including on the basis of article 15af DCITA, to ensure that all tax attributes of the Seller and the Subsidiaries, including to the fullest extent allowed by law the TLCFs of the fiscal unity (fiscale eenheid) for Dutch corporate income tax purposes between the Seller and the Dutch Subsidiaries, will be allocated to the relevant Subsidiaries, such that those TLCFs and other tax attributes will be available to that Dutch Subsidiary after Closing.

4.	CONDUCT OF TAX CLAIM

4.1	If the Seller receives any Tax Claim, for whatever reason, it shall notify Buyer in writing as soon as reasonably practicable.

4.2
The Buyer and the relevant Subsidiary shall be free to pay or settle any Tax Claim referred to in paragraph 4.1, in the name of the Seller or as the case may be in the name of the Subsidiaries, on such terms as they may in their absolute discretion think fit and without prejudice to their rights and remedies under this Schedule.

5.	GROUP TAX ARRANGEMENTS

5.1
The Seller agrees, and agrees to procure, that no Subsidiary shall have a liability after Closing to make a payment or repayment to the Seller in respect of group tax arrangements, a consolidation or fiscal unity, or under any tax sharing or tax allocation arrangement.

5.2
Prior to Closing, the Seller will notify the relevant Tax Authority in writing that the fiscal unity for Dutch VAT purposes between the Seller and the Dutch Subsidiaries will be terminated as per Closing and the Seller will provide a copy of such notification to the Buyer within five Business Days after Closing.

SCHEDULE 7

CONTRACTS